January 30, 2009

Mr. Patrick Kuhn

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-3561

RE:	VCG Holding Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2007

Dear Mr. Kuhn:

This is our response to your December 9, 2008 comment letter (the “Comment Letter”) to VCG Holding Corp. (the “Company”). For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. We will revise the disclosures in the Company's annual report on Form 10-K for the fiscal year-ended December 31, 2008, as requested.

We will file our annual report on Form 10-K for the fiscal year-ended December 31, 2008 no later than March 31, 2009. The Company has analyzed the impact of each of the Staff’s comments on the Form 10-KSB for the fiscal year-ended December 31, 2007. As documented in each of the responses below, it is the Company’s belief that, because of the nature and magnitude of the resulting adjustments or disclosure changes, no modification to the 2007 filing is required. The Company requests that it be allowed to make the appropriate reclassifications and disclosure modifications in its 2008 Form 10-K, filed pursuant to smaller reporting company rules and regulations.

Contractual Obligations and Commercial Commitments, page 28

QUESTION:

1.	As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payment in the table, a footnote to the table should clarify whether or not they are included or not, and if applicable, the methodology used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

RESPONSE

The Company notes the Staff’s comments and will include the disclosure of scheduled interest payments in this table in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008. The Company will include a footnote to the table which explains the methodology used in computing the scheduled interest payments.

Capital Resources, Page 27

QUESTION:

2.	Please enhance your disclosure with a narrative discussion of the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for Guidance.

RESPONSE

The Company acquired eleven clubs throughout 2007, as compared to only two club acquisitions during the fourth quarter. Those acquisitions resulted in a significant increase in both net income and cash flow from operating activities. In addition, the Company implemented new programs in 2006 and 2007, which increased revenues from VIP rooms and memberships, and ATM fees. The Company will modify this disclosure in 2008 to appropriately reflect the material factors that impact the comparability of operating cash flows in both 2008 and 2007.

Notes to the Consolidated Financial Statements, page 35

Note 2: summary of Accounting Policies, page 35

Consolidated VIEs

QUESTION:

3.	We note that during 2007 you became the 1 percent general partner of a limited liability partnership that owns a building in Minneapolis and that you have consolidated the assets of this partnership on your balance sheet. Please tell us and revise to disclose why your general partner interest is variable and why this partnership qualifies for consolidation under FIN 46(R).

RESPONSE

The 4th Street Limited Partnership LLLP (4th Street) was formed in 2007. The Company has a .1% General Partner interest in 4th Street. The majority of the 99.9% Limited Partner interests are held by “related parties”, ranging from note holders to stockholders and directors. The Limited Partners have very limited rights with respect to the management and control of 4th Street. The Company, as the General Partner, is therefore deemed to have control. 4th Street acquired the land and building which houses the Minneapolis club operation acquired by the Company in May 2007. The land and building represent the only assets held by 4th Street. The Company has leased the facility from 4th Street through a 20-year lease. Under the terms of the LLLP agreement, profits and losses (and cash flows) are allocated between the General and the Limited Partners based on their respective ownership percentages.

The Company has considered the provisions of FIN 46R, and has determined the following:

•	4th Street is a variable interest entity,

•	The Company’s General Partner interest is considered to be a variable interest, and

•	The Company is the Primary Beneficiary.

The Company has reviewed the provisions of SFAS No. 66 as it relates to accounting for the minority interest attributable to the Limited Partners and has determined that the interest should not be accounted for using the financing method.

The Company intends to clarify its disclosure in the 2008 Form 10-K with respect to the accounting for 4th Street LLLP.

Other Receivables, page 38

QUESTION:

4.	Please tell us and revise to disclose the nature of other receivables.

RESPONSE

Other receivables, totaling $181,632 at December 31, 2007, represent approximately 3.6% of total current assets. Such receivables consist primarily of amounts due for credit card charges and employee advances. If other receivables represent greater than 5% of total current assets at December 31, 2008, the Company will revise its disclosure to address the nature of such receivables.

Revenue Recognition, page 39

QUESTION:

5.	We note that VIP room memberships are amortized into revenue over the one-year period of membership. Please tell us and revise to disclose whether these revenues are amortized ratably over the one-year period.

RESPONSE

VIP room memberships are amortized into revenue ratably over the one-year period of membership from the date of purchase. As discussed in the response to Comment No. 6, in 2008, the Company intends to expand the policy footnote relating to revenue recognition to provide greater detail with respect to each significant type of revenue in the Consolidated Statement of Income.

QUESTION:

6.	Please revise to expand your accounting policy for revenue recognition to specifically address your accounting for each type of revenue. For example, please state your policy for recognition of service revenue, management fees, and other income. In addition, please briefly describe each of these categories of revenue here to facilitate investors understanding of the nature of your revenue and your related accounting policy.

RESPONSE

The Company recognizes revenue from the sale of alcoholic beverages, food and merchandise at point-of sale upon receipt of cash, check or charge card. Service revenue represents admission fees into the clubs, stage fees paid by entertainers and other related entertainer fees. Service revenue is collected and recorded as revenue on a daily basis when received and earned.

Management fees, which represented 1.6% of total revenues in 2007, represent charges for accounting, supervisory, office and payroll services billed to clubs prior to their acquisition by the Company. As of December 31, 2007, the Company was not providing management services to any clubs owned by third parties.

Other income is comprised of fees charged for usage of ATM machines located in clubs, credit card fees, VIP memberships, various fees at clubs for services and special events, and rental income from third party tenants at two clubs. Club-related fees are recognized as revenue at point-of-sale upon receipt of cash, check or charge card and rental income is recorded monthly.

The Company will expand its revenue recognition disclosure in its annual report on Form 10-K for the fiscal year ending December 31, 2008, including critical accounting policies in the MD&A and the accounting policy footnote, to include all major types of revenue.

Goodwill and Other Intangible Assets, page 39

QUESTION:

7.	Please revise to state the reporting unit level at which goodwill is tested for impairment.

RESPONSE

The Company has determined that each acquired club represents a reporting unit, which is tested for impairment in accordance with SFAS No. 142. The Company will expand its 2008 disclosure to include the level at which goodwill is tested for impairment. The Company also refers the Staff to the responses to Comments No. 8 and 9. As a result of the independent valuations discussed below, the Company has reclassified a significant portion of goodwill to non-amortizable licenses. Such non-amortizable intangible assets will be tested for impairment individually in accordance with SFAS No. 142.

Other

QUESTION:

8.	Please tell us and revise to disclose your accounting policy for business combinations with both unrelated entities and entities under common control. Include disclosure related to how you assign amounts to each of the general categories of assets and liabilities you typically acquire. In addition, because of the materiality of acquisitions to your financial statements, please revise to include a discussion of your accounting for business combinations in your critical accounting estimates in the MD&A.

RESPONSE

The Company accounts for business combinations with unrelated parties in accordance with SFAS No. 141. The Company intends to expand its disclosure in the 2008 10-K related to assigning values to acquired assets and liabilities.

During the 4th quarter of December 2008, management and the Audit Committee of the Company’s Board of Directors initiated a review of its major accounting practices in conjunction with its assessment of internal controls over financial reporting. As a result of that review, the Company engaged an independent valuation firm to appraise the fair value of all significant acquired identifiable assets and liabilities relating to acquisitions occurring in 2006, 2007 and 2008 to compare to management’s estimated fair values used for purchase price allocations, based upon their industry knowledge and expertise. The adjustments resulting from those valuations are set forth in the following table. As demonstrated in the table, the primary result is the reclassification of assigned values between goodwill, which is not amortized for financial statement purposes, and licenses, which are also not amortized for financial statement purposes. In addition, the Company has recorded deferred income taxes related to the difference between the book and tax bases of appropriate assets and liabilities. The Company has evaluated the resulting adjustments in accordance with SAB No. 99 and has concluded that the impact on the 2007 Form 10-KSB and 2008 Form 10-Qs is not material. Accordingly, the Company requests that the Staff allow it to reflect the adjustments, as reclassifications to the 2007 balances, in the 2008 Form 10-K. All dollar amounts in the table are reflected in thousands.

	December 31, 2007 As reported	December 31, 2007 As adjusted	Net change
BALANCE SHEET
Property, plant and equipment, net	$24,517	$24,716	$199

Non-amortizable intangibles
Licenses	$3,205	$51,148	$47,943
Trade names	—	445	445
Intellectual Property	1,500	—	(1,500)

Subtotal	$4,705	$51,593	$46,888

Goodwill	$58,964	$19,585	$(39,379)

Amortizable Intangibles
Favorable lease rights	$—	$1,534	$1,534
Non-compete agreements	111	76	(35)

Subtotal	$111	$1,610	$1,499

Total assets	$94,198	$103,405	$9,207

Unfavorable lease rights, current	$—	$223	$223

Unfavorable lease rights, long-term	$—	$5,375	$5,375

Deferred income taxes	$1,061	$4,618	$3,557

Total long-term liabilities	$22,566	$31,498	$8,932

INCOME STATEMENT
Rent expense	$2,168	$2,082	$(86)

Depreciation and amortization	$1,030	$1,032	$2

Income tax expense	$1,250	1,282	$32

Net income	$6,252	$6,304	$(52)

The table below shows the changes on the numbers recorded in the September 30, 2008 Form 10-Q. All numbers are in thousands.

	September 30, 2008 As reported	September 30, 2008 As adjusted	Net change
BALANCE SHEET
Property, plant and equipment, net	$27,879	$28,074	$195

Non-amortizable intangibles
Licenses	$3,368	$62,371	$59,003
Trade names	—	740	740
Intellectual Property	1,500	—	(1,500)

Subtotal	$4,868	$63,111	$58,243

Goodwill	$71,798	$23,574	$(48,224)

Amortizable Intangibles
Favorable lease rights	$—	$1,736	$1,736
Non-compete agreements	114	98	(16)

Subtotal	$114	$1,834	$1,720

Total assets	$111,393	$123,327	$11,934

Unfavorable lease rights, current	$—	$263	$263

Unfavorable lease rights, long-term	$—	$6,532	$6,532

Deferred income taxes	$1,960	$6,949	$4,989

Total long-term liabilities	$33,025	$44,546	$11,521

INCOME STATEMENT
Rent expense	$3,785	$3,640	$(145)

Depreciation and amortization	$1,233	$1,224	$(9)

Income tax expense	$993	1,051	$58

Net income	$4,632	$4,728	$(96)

The Company accounts for business combinations with entities under common control at historical cost in accordance with Interpretation No. 39 to APB No. 16. The Company’s last business combination with an entity under common control, which was a transaction with an individual who then owned over 50% of the Company’s common stock, occurred in calendar year 2004. The Company does not anticipate any acquisitions of any entities under common control in the future. Accordingly, the Company does not believe it is necessary to disclose the accounting policy for acquisitions of entities under common control.

The Company will modify the 2008 discussion of critical accounting estimates in MD&A to include a description of our accounting for business combinations with unrelated parties.

Note 3: Acquisitions, page 41

QUESTION:

9.	We note that $200,000 was allocated to the fair value of licenses acquired in nine of your business combinations in 2006 and 2007. We also note that the total purchase price consideration for each of these business combinations differed materially and that the acquisitions were of businesses operating in various different cities and states. On this regard, please tell us and revise to disclose the basis on which you determined the estimated fair values of these licenses at acquisition.

RESPONSE

Please refer to the Company’s response to Comment No. 8. We completed an independent valuation of licenses and have shown the revised values in the table located there.

QUESTION:

10.	With regard to the acquisition of RCC, LP on January 31, 2007, you state that consideration for the purchase included $800,000 in cash and $484,500 in stock to Lowrie Management, LLLP, $84,000 in cash to LTD Investment Group, and $370,269 in stock to IS Investments, Inc. Therefore, it appears that total consideration was approximately $1,739,000. However, the table on page 42 detailing the allocation of purchase price to assets and liabilities acquired reports a purchase price of approximately $1,582,000. Please advise.

RESPONSE

There is an inconsistency between the narrative and the tabular calculation of the purchase price. The stock price listed in the narrative is $9.69 per share and the actual stock price used to record the purchase, which represented the average price during two days prior to and one day after the signing of the purchase agreement, was $7.906 per share. The Company will revise the disclosure in the 2008 Form 10-K to correct this inconsistency.

QUESTION:

11.	We note that $1,000 was allocated to the fair value of a restrictive covenant in your acquisition of Classic Affairs, Inc. on May 30, 2007. Please tell us to what this restrictive covenant relates and how fair value was determined.

RESPONSE

This restrictive covenant in the Classic Affairs, Inc. acquisition is for a three-year non-compete agreement with the seller of the business. Please refer to the Company’s response to Comment No. 8. We completed an independent valuation of all restrictive non-compete covenants acquired during 2006, 2007 and 2008 and have shown the revised aggregate value in the table located there.

QUESTION:

12.	We note that in connection with the acquisition of operating assets and the trade name of La Boheme Gentlemen’s Cabaret on December 21, 2007, that you also acquired intellectual property from VVSM for $1,500,000 and the Bradshaw Hotel for $200,000. Please tell us and revise to disclose the nature of these assets, how they were valued upon acquisition, and how they were accounted for subsequent to acquisition.

RESPONSE

Please refer to the Company’s response to Comment No. 8. As a result of the independent valuation, the Company has assigned no value to the intellectual property from VVSM or Bradshaw Hotel.

QUESTION:

13.	Please revise to provide the disclosures required by paragraph 51(b) of SFAS 141.

RESPONSE

Please refer to the Company’s response to Comment No. 8. As a result of the independent valuation (excluding residual goodwill), the primary reasons for recording goodwill is the recognition of deferred income taxes relating to the acquired intangible assets, value attributed to the embedded workforce which is included in goodwill, and the excess of the purchase price (including direct acquisition costs) over the values assigned to identifiable assets and liabilities. The Company’s disclosures in the 2008 10-K will be modified to reflect these reasons.

Note 7: Lease Commitments, page 48

QUESTION:

14.	Please revise to disclose a general description of your lease arrangements, including the basis for contingent rentals, if any, terms of renewal or purchase options and escalation clauses, and any restrictions imposed by lease agreements. Refer to paragraph 16 and Appendix D of SFAS 13.

RESPONSE

The Company intends to revise the 2008 disclosures related to its lease arrangements to conform to the guidance in SFAS 13, including the example in Appendix D (Note 1 – Description of Leasing Arrangements) as follows. The Company conducts a major part of its operations from leased facilities, which include 16 facility leases, including three related party leases, and two land leases. The buildings are under non-cancellable operating leases that expire between October 2009 and November 2032. Most of the operating leases contain provisions where the Company can, at the end of the initial lease term, extend the lease term for between 2 and 12 additional five or ten-year periods, with adjusted rent increases. In most cases, the Company expects that in the normal course of business, leases will be renewed for the maximum lease option term.

The land leases expire between January 31, 2012 and September 31, 2012 but can be extended for 4 additional five-year terms and 12 additional five-year terms, respectively.

Note 8: Long Term Debt, page 49

QUESTION:

15.	The payment requirements for certain of your debt obligations do not appear to agree to the amounts that would appear to be required to be paid under these obligations based on outstanding principal amounts and interest rates. For example, your $150,777 obligation under an 8.00% note to a limited liability company at December 31, 2007 would appear to require annual interest of approximately $12,000 whereas your disclosure states that interest only payments of $6,819 are due monthly. Please review the disclosure for each of your debt obligations and advise.

RESPONSE

The disclosure about the note referred to in the question needs to have the word “principal” added, so that the correct disclosure would state, “8% Note to a Limited Liability Company, unsecured, principal and interest paid monthly at $6,819, due December, 2011.” We have reviewed the disclosure for all notes existing at December 31, 2007, and management does not believe that there is any material information about these notes that is not disclosed. In addition, a majority of these notes were either refinanced or paid in full in 2008. The Company will amend the disclosures in the 2008 Form 10-K as considered appropriate.

QUESTION:

16.	We note that your 7% note to a bank is secured by a certificate of deposit. Please tell us whether this certificate of deposit is restricted as to use under the terms of your note, and if so, please revise your balance sheet to present such restriction accordingly.

RESPONSE

The 7% note of $300,000 payable to Citywide Bank required a $250,000 certificate of deposit when issued on January 30, 2007. The $250,000 CD represents approximately 8% of cash and cash equivalents and approximately 5% of total current assets. The note was paid in full on January 30, 2008 and no further CD requirements have been instituted in the on going lending arrangements between the Company and Citywide Bank. The Company will disclose the $250,000 as restricted cash at December 31, 2007 in the 2008 Form 10-K in the following manner on the Consolidated Balance Sheet:

Cash and cash equivalents (including $250,000 of restricted cash at December 31, 2007).

Note 16: Unaudited Pro Forma Financial Information

QUESTION:

17.	Please revise to explain the purpose of this table to investors.

RESPONSE

The table was intended to comply with the requirements of SFAS No. 141. The Company will revise the disclosures in Note 3 in the 2008 Form 10-K to comply with the requirements of SFAS No. 141 for 2007 as follows:

Total Revenue	$57,009,299
Net Income	$7,185,667
Basic Earnings Per Share	$.44
Fully Diluted Earning Per Share	$.43

Note 12: Stockholders’ Equity, page 52

QUESTION:

18.	Please revise to provide the disclosures required by Paragraph 40 of SFAS 128.

RESPONSE

The Company intends to modify the disclosures relating to earnings per share in the 2008 Form 10-K to reflect the following table for 2007. As noted in the table below, the difference between basic and fully diluted outstanding shares represents approximately .03% of basic shares. The Company will amend the disclosure to reflect the fact that at December 31, 2007, there were approximately 158,000 stock options, which were not included in the computation because they were anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share for the year ended December 31, as reported:

2007
Net Income	$6,251,995
Basic weighted average shares outstanding	16,500,973
Effect of dilutive securities:
Stock warrants	312,268
Convertible Series A Preferred Shares	—

Dilutive weighted average shares outstanding	16,813,241

Net income per share
Basic	0.38
Diluted	0.37

The Company has excluded 158,000 stock options from its calculations of diluted net income in 2007, as they represent antidilutive stock options.

During the 1st Quarter 2008, the Company determined that the 2007 issuance of stock options was not properly accounted for or disclosed in the Form 10-K for the year-ended December 31, 2007. All of the disclosures have been included in each of the Form 10-Qs filed during 2008. The associated expense charge for 2007 is approximately $35,000 after tax. This amount, which represents less than .6% of after-tax income, is considered immaterial. As a result, the Company requests that it not be required to amend the 2007 Form 10-KSB. The associated expense for 2008 has been properly reflected in the Company’s 2008 filings.

We have noted the Staff’s comments and intend to make appropriate disclosure in all future filings, including the December 31, 2008 Form 10-K to be filed by March 31, 2009.

The Company acknowledges the foregoing and that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

the SEC Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Courtney Cowgill
Courtney Cowgill
Chief Financial and Accounting Officer